UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc
(the 'Company')

Annual General Meeting 2020 - Change of Arrangements

The Company published its Notice of Annual General Meeting 2020 ('AGM Notice') on 23 March 2020 in respect of its Annual General Meeting ('AGM') to be held on Wednesday 6 May 2020 at 2.30pm. In response to the current COVID-19 crisis, the UK Government has since then established stay at home measures prohibiting, amongst other things, public gatherings of more than two people.

In light of these measures the AGM will be run as a closed meeting and shareholders will not be able to attend in person. Shareholders attempting to attend the AGM will be refused entry. We hope that you understand that we are taking these steps to protect our shareholders, employees and the Board and as a result to enable the Company to continue to focus on providing healthcare to patients in need.

We will make arrangements such that the legal requirements to hold the meeting can be satisfied through the attendance of two Company director shareholders and/or employee shareholders. The AGM will now be held at 980 Great West Road, Brentford, Middlesex TW8 9GS (which is the Company's registered office) and not at the Sofitel at Heathrow Airport. The time and date of the AGM remain as 2.30pm on Wednesday 6 May 2020 and the business to be conducted remains as set out in the AGM Notice.

The outcome of the resolutions will as usual be determined by shareholder vote based on the proxy votes we receive. Shareholders are strongly encouraged to vote by proxy on the resolutions contained in the AGM Notice. Given the restrictions on attendance, shareholders are encouraged to appoint the "Chairman of the Meeting" as their proxy rather than another person who will not be permitted to attend the meeting. If any shareholders have already submitted a Proxy Form appointing someone other than the "Chairman of the Meeting", they are encouraged to contact our registrar, Equiniti, as soon as possible on 0371 384 2991 (in the UK) or + 44 (0)121 415 7067 (outside the UK) to change their proxy appointment to the "Chairman of the Meeting".

Shareholders may appoint a proxy by completing and returning the Proxy Form that was sent with the AGM Notice. Alternatively, a proxy may be appointed electronically via www.shareview.co.uk, www.sharevote.co.uk or, if shares are held in CREST, via the CREST system. To ensure votes are counted at the AGM, proxy appointments must reach Equiniti by 2.30pm on Monday 4 May 2020.

Participants in the Company's UK Corporate Sponsored Nominee service may exercise their votes through Equiniti by using the Form of Direction that was sent with the AGM Notice. Alternatively, they may exercise their votes electronically via www.sharevote.co.uk. Please note that such voting instructions must be received by 5.00pm on Wednesday 29 April 2020.

Any holder of the Company's shares through another nominee service, should contact the nominee service provider regarding the process for appointing a proxy. The deadline for this is likely to be much earlier than Monday 4 May 2020.

All valid proxy appointments (whether submitted electronically or in hard copy form) will be included in the poll to be taken at the AGM. The results of the poll will be announced to the London Stock Exchange and placed on our website, in the usual way, as soon as practicable after the conclusion of the AGM.

The Board believes that the resolutions contained in the AGM Notice continue to be in the best interests of the Company and its shareholders as a whole and recommends that you vote in favour of them.

Should a shareholder have a question that they would have raised at the AGM, we ask that they send it by email to company.secretary@gsk.com. Answers to questions will be published on our website following the AGM.

This situation is constantly evolving and the UK Government may change the current restrictions or implement further measures during the affected period. Shareholder engagement is important to us even in these exceptional times. Although the restrictions mean that we will not be able to hold our AGM in the usual way, we would like to ensure that we can still respond to questions. Shareholders should continue to monitor our website at www.gsk.com/en-gb/investors/shareholder-information/annual-general-meeting/ and London Stock Exchange announcements for any updates regarding the AGM. Alternatively, shareholders can contact Equiniti for updated information (please see above for Equiniti's contact details).

The Board would like to take this opportunity to thank all shareholders for their continued support and understanding in these exceptional circumstances and wish them well during this time. We will return to full shareholder engagement as soon as feasible.

V A Whyte
Company Secretary

9 April 2020

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit http://www.gsk.com.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the Company's Annual Report on Form 20-F for 2019. GSK also refers investors to the cautionary statement on the inside back cover of the Annual Report 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: April 09, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc